UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-N

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS BY FOREIGN BANKS AND FOREIGN INSURANCE COMPANIES AND CERTAIN OF THEIR HOLDING COMPANIES AND FINANCE SUBSIDIARIES MAKING PUBLIC OFFERINGS OF SECURITIES IN THE UNITED STATES

A.	Name of issuer or person filing (“Filer”): The Bank of Nova Scotia
B.	This is (select one):
☐ an original filing for the Filer
☑ an amended filing for the Filer
C.	Identify the filing in conjunction with which this Form is being filed:
	Names of registrants:	The Bank of Nova Scotia
Scotiabank Covered Bond Guarantor Limited Partnership
	Form type:	F-3
	File Number (if known):	333-188984
	Filed by:	The Bank of Nova Scotia
Scotiabank Covered Bond Guarantor Limited Partnership
	Date Filed (if filed concurrently, so indicate):	May 31, 2013, as amended
D.	Each Filer is incorporated or organized under the laws of Canada and each has its principal place of business at 44 King St. West, Scotia Plaza, 8th Floor, Toronto, Ontario, Canada M5H 1H1, telephone (416) 866-3672.
E.	Each Filer designates and appoints The Bank of Nova Scotia (“Agent”) located at 250 Vesey Street, New York, NY 10281, telephone (212) 225-5000, as the agent of each Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)	any investigation or administrative proceeding conducted by the Commission, and
(b)	any civil suit or action brought against either Filer or to which either Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or any of its territories or possessions or of the District of Columbia, arising out of or based on any offering made or purported to be made in connection with the securities registered by the Filers on Form F-3 filed on May 31, 2013, as amended or any purchases or sales of any security in connection therewith. Each Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.
F.	Each person filing this Form stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-N if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the Filer’s last registration statement or report, or amendment to any such registration statement or report, filed with the Commission under the Securities Act of 1933 or Securities Exchange Act of 1934. Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form referencing the file number of the relevant registration form in conjunction with which the amendment is being filed.
G.	Each person filing this form undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to the form referenced in paragraph E or transactions in said securities.

Each Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Country of Canada, this 18th day of July, 2014.

THE BANK OF NOVA SCOTIA

By:

/s/ Jeffrey C. Heath

Name: Jeffrey C. Heath

Title: Executive Vice-President and Group Treasurer

SCOTIABANK COVERED BOND GP INC., in its capacity as managing general partner of SCOTIABANK COVERED BOND GUARANTOR LIMITED PARTNERSHIP

By:

/s/ David Tersigni

Name: David Tersigni

Title: Managing Director, Senior Funding

This statement has been signed by the following person in the capacity indicated and on this 18th day of July, 2014.

As Agent for Service of Process for
The Bank of Nova Scotia
/s/ Hector Jimenez
Name:	Hector Jimenez
Title:	Director, USA Regional Head of
Operations, The Bank of Nova Scotia